February 8, 2008

H. Christopher Owings, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

Washington, D.C. 20549

RE:	PC Connection, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 28, 2007
Definitive Proxy Statement on Schedule 14A
Filed April 30, 2007
File No. 0-23827

Dear Mr. Owings:

We are in receipt of your letter dated December 31, 2007 regarding your review of our recent filings, and we have provided in our letter our responses to the staff’s comments. Each comment, together with our response thereto, is set out below:

Form 10-K for Fiscal Year Ended December 31, 2006

Item 1. Business

Service and Support, page 4

1.	Please expand the discussion in the third paragraph under this subheading regarding the company’s Everything Overnight service, including, as appropriate, whether this service has an impact on inventory levels and the consequences of failing to ship in accordance with the terms of the service.

We pioneered our “Everything Overnight® ” shipping service early in our history and shipped the majority of our sales by overnight delivery. This rapid delivery was an important part of our service to our customers, which during our earlier history, were primarily consumers. Today our customers are able to select the type of shipping service they desire and pay accordingly. We offer several shipping options, ranging from overnight air delivery to ground freight. Often, our business customers will choose less costly two-day or ground transportation, particularly for larger, heavier or more bulky items, and will forego overnight delivery unless they have an immediate need for the product. While there are generally no contractual consequences of failing to ship in accordance with the terms of the service, we may make appropriate goodwill adjustments for those occasional customers who do not receive the level of service they request. These are handled on a case-by-case basis and, in addition to credits for shipping charges, may include other adjustments as needed to maintain good relations with the customer. Such adjustments, which are contemplated in our sales reserves, have not been significant for any periods presented.

We will expand the discussion of our Everything Overnight® service in future filings by revising the third paragraph under the caption “Service and Support” to read as follows:

“Using our customized information system, we send our customer orders either to our distribution center or our drop-ship suppliers, depending on product availability, for processing immediately after a customer receives a credit approval. At our distribution center, we also perform custom configuration of computer systems as requested by our customers, which typically consists of the installation of memory, accessories, and/or software purchased. Our customers may select the method of delivery that best meets their needs and is most cost-effective ranging from expedited overnight delivery for urgently-needed items to ground freight, generally used for heavier, more bulky items. Through our Everything Overnight® service, orders accepted up to 2:00 a.m. Eastern Time (until midnight on most custom-configured systems) can be shipped for overnight delivery.”

Revenue from such configuration services is less than 1% of consolidated revenue.

We will also add a new fourth paragraph to this section, which will read as follows:

“Our inventory stocking levels are based on three primary criteria. First, we stock and maintain a large quantity of products that sell through quickly (such as notebook and desktop systems, printers and monitors). Second, we stock products obtained through opportunistic purchases (including first-to-market and end-of-life special promotions, and popular products with limited availability). Third, we stock products in common demand, such as components we use to configure systems prior to shipping, for which we want to avoid shortages. Inventory stocking decisions are made generally independent of the level of shipping service, as expedited shipping, including overnight delivery, is available through the majority of our drop-ship suppliers as well as through our warehouse.”

Distribution, page 8

2.	We note the disclosure in the second paragraph under this sub-heading that the company is seeking to lower its overall inventory costs. Please expand the discussion of your inventory practices. See Item 101(c)(vi) of Regulation S-K. For example, please disclose whether the company keeps a significant amount of inventory in order to meet its obligations under the Everything Overnight service discussed elsewhere in this section. In addition, please disclose how the company intends to reduce inventory costs in light of the disclosure in the second risk factor on page 11 of the Form 10-K regarding the company’s increased inventory levels.

As previously noted in our response to Comment 1, we do not believe that our Everything Overnight® shipping service option requires us to stock products at higher levels than we otherwise would. Expedited overnight shipping is an option for those customers who require it and are willing to pay the higher shipping costs. Most of our customers opt for slower, less costly shipping, including ground freight for larger, bulkier items. Approximately 13% of the cartons shipped in 2007 from our Ohio distribution center were shipped by overnight delivery. Further, overnight shipping is available from more and more of our drop-ship suppliers. Approximately 17% of the cartons drop-shipped in 2007 by our distribution partners directly to our customers were shipped by overnight delivery.

We will expand our discussion of our inventory practices under the caption Distribution as follows:

i.	We will add the following sentences to the first paragraph, following the second sentence in that paragraph:

“Our customers are given several shipping options, ranging from expedited overnight delivery through our Everything Overnight® service to normal ground freight service. Certain of our larger customers occasionally request special staged delivery arrangements under which either we or our distribution partners set aside and temporarily hold inventory on our customer’s behalf. Such orders are firm delivery orders, and customers generally pay under normal credit terms, regardless of delivery. Revenue on such transactions is not recorded until shipment to their final destination as requested by the customer. Inventory held for such staged delivery requests aggregated $6 million at December 31, 2007.”

ii.	We will add a new second paragraph to this section, which will read as follows:

“We maintain inventories of fast moving products to meet customer demand, representing products that account for a high percentage of our ongoing product sales transactions and sales dollars. We may also, from time to time, make large inventory purchases of certain first-to-market products or end-of-life products to obtain favorable purchasing discounts. We also maintain sufficient inventory levels of common-demand components and accessories used in our configuration laboratory.”

We do not believe that our disclosures on page 8 and page 11 are inconsistent. We will continue to increase the level and percentage of products drop shipped directly to our customers by our suppliers, where such arrangements are feasible and it makes economic sense to do so. The distribution costs of drop shipments are generally built into the suppliers’ invoice costs. These costs are compared with the overall purchase, storage and carrying costs of inventory purchases, and the inventory stocking decisions are made based in part on these comparisons, along with product demand weighed against availability considerations, including special buy-in opportunities. Our discussion on page 11 is intended to point out the risks to us if our strategy is not successful such that we need to, or in the case of special opportunities, decide to, take higher inventory positions from time to time. Our overall sales growth has also required proportional growth in inventory levels.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.	Please revise this section as appropriate to disclose any known trends or uncertainties that are reasonably likely to have a material effect on the registrant’s financial condition or results of operations. See SEC Release No. 34-6835 (May 18, 1989) available at http://www.sec.gov/rules/interp/33-6835.htm. For example, please disclose any trends in the information technology products and services industry that have or are likely to occur that would affect the company such as trends with respect to pricing, suppliers and customers.

We will add the following new paragraphs between the existing second and third paragraphs under the “OVERVIEW” subheading:

“As a value added reseller in the IT supply chain, we do not manufacture IT hardware or software. We are dependent on our suppliers that consist of manufacturers and distributors that historically have sold only to resellers rather than end users. Certain manufacturers have on many occasions attempted to sell directly to our customers, thereby eliminating our role. If more of our suppliers were to succeed in selling to our customers directly, including the electronic distribution of software products, our financial condition, results of operations and cash flows could be negatively affected.

Market conditions and technology advances significantly affect the demand for our products and services. Virtual delivery of software products and advanced internet technology providing customers enhanced functionality have substantially increased customer expectations, requiring us to invest more heavily in our own IT development to meet these new demands. As buying trends change and electronic commerce continues to grow, customers become more sophisticated and have more choices than ever before. Customers are also better able to make price comparisons through the internet, thereby increasing price competition. These conditions could have a negative affect on our financial condition, results of operations and cash flows.”

Overview, page 21

4.	We note the disclosure in the third paragraph under this sub-heading regarding the challenges the company faces. Please expand this disclosure to address briefly how the company intends to address these challenges. As applicable, please quantify any initiatives the company has or expects to undertake in this regard, particular with regard to your indication of moderate growth projected in the overall IT industry.

We will modify and expand this section as follows by adding the following fourth and fifth paragraphs:

“We believe that most of our customers are seeking total IT solutions, rather than simply specific IT products. Through the 2007 formation of our services subsidiary, ProConnection, Inc., we are able to provide customers complete IT solutions, from identifying their needs, to designing, developing and managing the integration of products and services to implement their IT projects. Such service offerings carry much higher margins than traditional product sales. The technical certifications of our service engineers permit us to offer higher-end, more complex products that also carry higher gross margins. We expect these service offerings and technical certifications to continue to play a role in sales generation and gross margins in this competitive environment.

We seek to recruit, retain and increase the productivity of our sales personnel through training, mentoring, financial incentives based on performance and updating and streamlining our information systems to make our operations more efficient. We are currently undertaking a major modification and upgrade of our sales order processing and customer management system, scheduled for implementation mid-2008, that is expected to improve sales productivity. We actively monitor and manage our expense structure in order to obtain better leverage of our operating costs.”

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation Processes, page 6

5.	Please clarify in the third full paragraph on page seven whether the 15,000 shares that the CEO has authority to issue pursuant to equity awards is an aggregate or per-person number.

The 15,000-share authority delegated to the CEO was an aggregate annual per-person number. The Compensation Committee granted that authority for options granted under the company’s 1997 Stock Incentive Plan, which expired on November 21, 2007.

The Committee has not to date delegated similar authority to the CEO under the company’s 2007 Stock Incentive Plan, which replaced the 1997 Plan. Accordingly, unless the Committee or the Board delegates such authority under the 2007 Plan, the first sentence in that third full paragraph on page 7 will be deleted from future filings. If such authority is delegated to the CEO, we will clarify the disclosure to describe the authority as a per-person, per-annum authority.

Code of Ethics, page 8

6.	We note the disclosure under this sub-heading that the company has posted its Code of Ethics on its website. However, we were unable to locate it after reviewing the Investors and Media section of the company’s website at www.pcconnection.com. Please advise us as to the location of the Code of Ethics or revise the disclosure in accordance with Item 406 of Regulation S-K.

We note that our Code of Business Conduct and Ethics Policy (the “Policy”) was filed as Exhibit 14.1 to our Annual Report on Form 10-K for the year ended December 31, 2003. The Policy has been maintained on our website, but inadvertently was only available internally and not externally. We have made the Policy available externally on our website as prescribed in Item 406 of Regulation S-K.

Director Compensation, page 8

7.	Please provide the narrative disclosure required by Item 402(k)(3) of Regulation S-K with respect to director compensation.

We will add the following paragraph in future filings immediately before the initial compensation table under the caption “Director Compensation”;

“Directors who are not also officers of the company each receive standard annual retainer fees of $36,000 for their service on the Board as well as $1,500 for their participation in each individual Board meeting and Board Committee meeting they attend as members. Officers of the Company who are also directors do not receive any additional compensation for their role as directors. Board members also receive reimbursement for all reasonable expenses incurred in attending Board and committee meetings.”

Purely for the Staff’s information, we note that the amounts shown in the compensation table in the proxy for the year ended December 31, 2006 reflected a change in policy under which Mr. Beffa-Negrini, who is also an officer of the company, no longer received director fees after February 2006. In addition, Mr. Hall was not a member of any Board committee; his fees represent his retainer and his attendance at six Board meetings during 2006.

Executive Compensation

Compensation Discussion and Analysis, page 10

8.	In the first full paragraph on page 11, we note your disclosure that forms of compensation “vary, depending on the Company’s current initiatives and stated goals.” Please expand this disclosure to address what the company’s initiatives and goals were for 2006 and will be for 2007 and how those items resulted in the current compensation mix.

In future proxy statements we will expand disclosure under the caption “Compensation Objectives” to address initiatives and goals for the fiscal year reported on, and to the extent relevant to an understanding of compensation for such fiscal year such initiatives and goals for previously completed fiscal years, and how those items resulted in the compensation mix for the fiscal year reported on.

9.	Please provide additional detail regarding the adjustments made to the salaries of executive officers as disclosed in the last paragraph on page 11. For example, please disclose if there are individual performance goals that executive officers must meet. In addition, please disclose how “company-wide performance” is measured and if a quantifiable target is relied upon, please disclose it. Please also consider whether additional disclosure is necessary to take into account differences between the chief executive officer’s salary and the salaries of other executive officers. See Staff Observations in the Review of Executive Compensation Disclosure (http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm) (October 9, 2007).

We will add the following disclosure to the discussion in the proxy statement reporting on compensation in 2007 under the caption “Base Salaries” to reflect adjustments to survey levels and clarify that company-wide performance determines executive bonus awards:

“The base salaries of the Chief Financial Officer and the Executive Vice President of the Company’s PC Connection Enterprise group were each increased in 2007 by the Compensation Committee to a level slightly above the median levels reported for the peer group in recognition of the respective officer’s increased level of responsibility and experience over comparable officers included in the peer group. The Chief Executive Officer was offered but declined a similar base compensation adjustment.

While each executive is expected to manage his/her area of responsibility successfully, the success of the Company is believed to be dependent on the ability of the management group to integrate and work together to meet common goals. Accordingly, executives are not assigned specific individual goals but instead are collectively responsible for meeting company-wide goals.

The compensation levels of our executives are established to recognize the relative level of responsibility of each executive. The CEO’s compensation is higher than the levels of our other executives reflecting the generally broader and more significant level of responsibility of the CEO. We have found that compensation survey results generally reflect this pattern for most companies.”

We note that the additional disclosure contemplated by our response to comment #8 above will address measurement and quantifiable targets. If in future years adjustments are based on individual performance goals we will modify the disclosure accordingly.

Executive Bonus Plan, page 12

10.	Please disclose what the company-wide net operating income goal was for the year ended December 31, 2006 and whether the goal was met. Please also disclose the goal for the year ended December 31, 2007. To the extent you believe disclosure of these targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b).

In future proxy statements we will expand disclosure under the caption “Executive Bonus Plan” to disclose the targets for completed years, and whether the targets were met in each such year. Please note that for years not completed we would not anticipate that disclosure of prospective information is material to an understanding of executive compensation for any completed fiscal year because (1) no amounts relating to awards that include prospective information would be required to be included in the summary compensation table for any completed year because such awards would be under non-equity incentive plans and would not be earned and (2) awards including prospective information would not represent a material change in compensation arrangements from the last completed fiscal year that could affect a fair understanding of compensation for that completed fiscal year.

11.	Please disclose in more detail what the corporate and individual goals referenced in the third paragraph under this sub-heading were and whether they were achieved in 2006.

Please see our responses to comments #8 and #10 above.

Summary Compensation Table, page 14

12.	We note the disclosure under the Option Awards column in the table, which appears to conflict with the disclosure on page 13 that no options were granted in 2006. Please revise or advise.

The amounts shown in the column “Option Awards” represents the compensation expense calculated under Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), “Share-Based Payment (SFAS123(R)”) for unvested and partially-vested options granted in prior years. No options were granted in 2006. We will add footnote disclosure in the Summary Compensation Table to clarify that such amounts include compensation expense relating to prior year awards.

Grants of Plan Based Awards, page 15

13.	Please provide the narrative disclosure required by Item 402(e) of Regulation S-K with respect to plan based awards.

We will add additional narrative disclosure required by Item 402(e) of Regulation S-K with respect to plan based awards. We note that no options have been repriced or cancelled and re-issued, nor were options granted in 2006 to executive officers. Options were granted in 2007 to two executive officers, and restricted stock was awarded to one executive officer. We will provide appropriate disclosure with respect to such awards.

Potential Payments Upon Termination or Change in Control, page 16

14.	Please confirm that Ms. Gallup is not entitled to any payment upon termination or change of control.

Ms. Gallup is not entitled under her agreement to any special payment upon termination or change in control.

15.	Please disclose what happens with respect to outstanding stock options held by an executive officer upon termination or a change of control.

We will add the following as new third and fourth paragraphs in this section:

“Optionees, including executives, may exercise vested options up to three months following termination of their relationship with us. Unvested equity awards are forfeited upon termination of employment.

Equity awards that are outstanding at the time of an event constituting a change in control (referred to as an “Acquisition Event” in the 1997 Stock Incentive Plan, and a “Reorganization Event” in the 2007 Stock Incentive Plan) are subject to one or more of the following actions or modifications, as determined by the Board of Directors: (i) such awards may be assumed, or substantially equivalent awards may be substituted, by the acquiring or succeeding corporation, (ii) following written notice, all unexercised equity awards may become exercisable in full and terminate immediately prior to the consummation of such Acquisition or Reorganization Event unless exercised within a specified period following the date of such notice, (iii) all outstanding equity awards may vest, in whole or in part prior to or upon such Acquisition or Reorganization Event, (iv) in the event of an Acquisition or Reorganization Event where holders of Common Stock will receive cash for their shares, outstanding equity awards may entitle their holders to receive a cash payment based upon the price paid to shareholders, and (v) in a liquidation or dissolution, equity awards may convert into the right to receive liquidation proceeds.”

Form 10Q for the Quarter Ended September 30, 2007

16.	Please confirm that you will address the comments above in your future Forms 10-Q as applicable.

Management represents that the Company will appropriately address all comments in its future 10-Q and 10-K filings as applicable.

In connection with our responses to the SEC comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

If you have any further questions on our responses set out above and wish to contact us by telephone, please contact Jack Ferguson, CFO at (603) 683-2156.

Very truly yours,

/s/ Jack L. Ferguson

Jack L. Ferguson

Chief Financial Officer